Item 3. English translation of a Material News dated May 14, 2018, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on May 14, 2018.
BUENOS AIRES, May 14, 2018

Comisión Nacional de Valores

Notice: CPSA-GG-N-0215/18-AL
Subject: Material news

Ladies and gentlemen,

It is a pleasure to contact You in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company”) to inform you that the Board of Directors of the Company, in the meeting held today, decided the following: (i) to appoint Mr. Osvaldo Arturo Reca as Chairman of the Board of Directors and Mr. Jorge An’bal Rauber Vice-Chairman, and (ii) to appoint Miguel Dodero, Oscar Gosio and Tomás White as members of the Audit Committee; and Juan José Salas and Diego Petracchi as deputy members.

Yours sincerely, Leonardo Marinaro Head of Market Relations CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701- C1104BAB- City of Buenos Aires- Argentina
Telephone (5411) 43175000 – Fax (5411) 43175099